

Stewart Lamke · 3rd

Co-Founder at Bluelight

San Francisco, California, United States · 435 connections ·

Contact info

 **Bluelight**

 **Y Combinator**

Experience

Co-Founder
Bluelight · Full-time
Jan 2021 – Present · 4 mos
San Francisco Bay Area

Anheuser-Busch InBev
4 yrs 6 mos

Director, Revenue Management
May 2019 – Oct 2020 · 1 yr 6 mos
New York, NY

Manager, Key Account Pricing
Full-time
Feb 2017 – Apr 2019 · 2 yrs 3 mos
New York, NY

Show 1 more role ⌄



Morningstar
2 yrs 1 mo



Associate Product Manager - Advice Engines
Apr 2016 – May 2016 · 2 mos
Chicago, IL



Morningstar Development Program
May 2014 – May 2016 · 2 yrs 1 mo
Chicago, IL

Show 3 more roles ⌄

Education



Y Combinator
W21
2021 – 2021

Loyola University of Chicago
Honors Bachelor of Business Administration (B.B.A.), Economics, Finance and Information
Systems, Graduated
2010 – 2014

